Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change April 28, 2010
Item 3	News Release The news release dated April 28, 2010 was disseminated through Marketwire’s Canada and US Investment, Continental Europe Finance and UK Media and Analysts Disclosure Networks.
Item 4
Summary of Material Change

Silver Standard Resources Inc. reported that the release of the company’s unaudited first quarter 2010 financial results will take place before market opening on Tuesday, May 11, 2010.  A conference call with management to review the first quarter financial results, the Pirquitas Mine and other project activities is scheduled on Wednesday, May 12, 2010 at 11:00 a.m., EDT.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated April 28, 2010.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate Development 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 28th day of April, 2010

April 28, 2010	News Release 10-13

 FIRST QUARTER 2010 FINANCIAL RESULTS AND CONFERENCE CALL

Vancouver, B.C. – Silver Standard Resources Inc. reports that the release of the company’s unaudited first quarter 2010 financial results will take place before market opening on Tuesday, May 11, 2010.

A conference call with management to review the first quarter financial results, the Pirquitas Mine and other project activities is scheduled on Wednesday, May 12, 2010 at 11:00 a.m., EDT.

Toll-free in North America:                                 (888) 429-4600
All other calls:                                                      (970) 315-0481

This call will also be web-cast and can be accessed at the following web location:

http://ir.silverstandard.com/events.cfm

The call will be archived and available at www.silverstandard.com after May 12, 2010.

Audio replay will be available for one week by calling:

Toll-free in North America:                                                    (800) 642-1687, replay conference ID 64020753.
Overseas callers may dial:                                                      (706) 645-9291, replay conference ID 64020753.

For further information, contact:

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.

 (Source: Silver Standard Resources Inc.)